UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          GENERAL CIGAR HOLDINGS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36933P209
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                Edgar M. Cullman
                              387 Park Avenue South
                     New York, New York 10016 (212) 561-8700
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 29, 1997
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ---------------------------------              ---------------------------------
CUSIP No. 36933P209                                   Page 2 of 36 Pages
- ---------------------------------              ---------------------------------

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Edgar M. Cullman

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                          (b)|X|
            See Item 6 and Insert 1

- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            No funds were used to acquire the shares.
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      |_|

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

  NUMBER OF               494,071
   SHARES     ------------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
  OWNED BY
    EACH                  3,774,170
  REPORTING   ------------------------------------------------------------------
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH
                          494,071
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                          3,774,170
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            494,071
- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |X|

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.46
- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 3 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Louise B. Cullman

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               459,716
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,220,070
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        459,716
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,220,070
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      459,716

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.29
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 4 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman, Jr.

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               606,824
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,290,100
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        606,824
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,290,100
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      539,252

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.68
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 5 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elissa F. Cullman

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               75,574
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             245,394
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        75,574
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        245,394
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      75,574

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .38
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 6 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Susan R. Cullman

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               390,165
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,994,705
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        390,165
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,994,705
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      390,165

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.94
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 7 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Lucy C. Danziger

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               363,834
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,236,708
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        363,834
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,236,708
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      363,834

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.81
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 8 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Frederick M. Danziger

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               73,538
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             656,062
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        73,538
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        656,062
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      73,538

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .37
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 9 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David M. Danziger

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               184,704
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        184,704
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      184,704

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .92
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 10 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Fabrici

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               106,062
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             528,803
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        106,062
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        528,803
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      106,063

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .53
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 11 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      John L. Ernst

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               31,929
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,828,544
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        31,929
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,828,544
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      26,673

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .13
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 12 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Margot P. Ernst

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             90,309
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        90,309
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      0

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.00
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 13 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alexandra Ernst

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               6,881
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             391,812
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        6,881
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        391,812
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,881

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .03
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 14 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      B. Bros. Realty Limited Partnership

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,039,338
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,039,338
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,039,338

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.17
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 15 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Matthew L. Ernst

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               5,556
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        5,556
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,556

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .03
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 16 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Rebecca D. Gamzon

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               137,572
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        137,572
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      137,572

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .68
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 17 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edgar M. Cullman III

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               83,550
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        83,550
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      83,550

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .42
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- ----------------------------                     -------------------------------
CUSIP No. 36933P209                                   Page 18 of 36 Pages
- ----------------------------                     -------------------------------

- --------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Caroline B. Sicher

- --------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
      See Item 6 and Insert 1                                            b.  |X|

- --------------------------------------------------------------------------------
3     SEC Use Only

- --------------------------------------------------------------------------------
4     Source of Funds*

      No funds were used to acquire the shares (see Item 4)

- --------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

- --------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA

- --------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               95,233
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        95,233
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
- --------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      95,233

- --------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


- --------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .47
- --------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 19 of 36 Pages

                               SCHEDULE 13D ITEMS

Item 1.     Security and Issuer

            This Schedule relates to the Class B Common Stock, par value $0.01 per share (the "Common Stock"), of General Cigar Holdings, Inc. (the "Issuer"), a New York corporation, having its principal executive offices at 387 Park Avenue South, New York, New York 10016 and is being filed by the persons identified in Item 2 below.

Item 2.     Identity and Background

            See Insert 1 attached hereto.

            None of the persons filing this Schedule has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States. The Reporting Persons have executed a joint filing agreement in connection with the filing of this Schedule, a copy of which has been filed as
Exhibit 1 hereto.

Item 3.     Source and Amount of Funds or Other Consideration

            None of the shares of the Common Stock referred to in Insert 1 were acquired by purchase (see Item 4). Certain of the shares of Common Stock are pledged as collateral for loans from Chase Bank.

Item 4.     Purpose of Transaction

            Pursuant to that certain Merger Agreement, dated as of February 27, 1997 (the "Merger Agreement"), between Culbro Corporation, a New York corporation ("Culbro"), and the Issuer, Culbro on August 29, 1997 merged with and into the Issuer, with the Issuer as the surviving entity. Pursuant to the Merger, each of the Reporting Persons received 4.44557 shares of Common Stock for each share of Culbro Common Stock held by such Reporting Person immediately prior to the Merger. Each share of Common Stock is convertible at any time into one share of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and converts automatically into one share of Class A Common Stock upon any transfer thereof, subject to limited exceptions. No consideration was paid by any Reporting Person in connection with the acquisition by such Reporting Person pursuant to the Merger of the shares of Common Stock subject to this Schedule.

            A separate report on Schedule 13D has been filed by the Reporting Persons with respect to their ownership of shares of Class A Common Stock.

            A copy of the Merger Agreement has been filed as Exhibit 2 to this report on Schedule 13D and is incorporated herein by reference.

                                                             Page 20 of 36 Pages

Item 5.     Interest in Securities of the Issuer

            See Insert 1 hereto and cover pages.

            Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert
1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., the Susan B. and Richard C. Ernst Foundation, Inc. and Louise B. and Edgar M. Cullman Foundation, Inc. and the trustees of charitable trust created by Justus Heijmans (collectively, the "Foundations") referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty Limited Partnership are shown as beneficially owned for voting and dispositive purposes by both General Partners of that partnership and also by the partnership itself.

            No transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the persons filing this Schedule and their affiliated persons other than as set forth in Item 4 above.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

            None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer's Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer's Common Stock.

            Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer's Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7.     Material to the Filed as Exhibits

            A copy of the Joint Filing Agreement, including powers of attorney, is attached hereto as Exhibit 1. A copy of the Merger Agreement is attached hereto as Exhibit 2.

                                                             Page 21 of 36 Pages

            Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: September 5, 1997


                                      Edgar M. Cullman*
                                 -----------------------------------------------
                                 Edgar M. Cullman, individually and as
                                 Trustee of the Trusts of which he is a
                                 Trustee as indicated on Insert 1 hereto


                                      Louise B. Cullman*
                                 -----------------------------------------------
                                 Louise B. Cullman, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Susan R. Cullman*
                                 -----------------------------------------------
                                 Susan R. Cullman, individually, as
                                 Custodian and as Trustee of the Trusts
                                 of which she is a Trustee as indicated on Insert 1 hereto


                                      Edgar M. Cullman, Jr.*
                                 -----------------------------------------------
                                 Edgar M. Cullman, Jr., individually, as
                                 Custodian and as Trustee of the Trusts of which he is a Trustee as indicated on Insert
                                 1 hereto


                                       Lucy C. Danziger*
                                 -----------------------------------------------
                                 Lucy C. Danziger, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                 /s/  John L. Ernst
                                 -----------------------------------------------
                                 John L. Ernst, individually and as Trustee
                                 of the Trusts of which he is a Trustee, as
                                 Custodian and as Guardian, all as indicated
                                 on Insert 1 hereto

                                                             Page 22 of 36 Pages


                                      Carolyn S. Fabrici*
                                 -----------------------------------------------
                                 Carolyn S. Fabrici, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Frederick M. Danziger*
                                 -----------------------------------------------
                                 Frederick M. Danziger, individually and as Trustee of the Trusts of which he is a Trustee as indicated on Insert 1 hereto


                                      Elissa F. Cullman*
                                 -----------------------------------------------
                                 Elissa F. Cullman, individually and as
                                 Trustee of the Trusts of which she is a
                                 Trustee as indicated on Insert 1 hereto


                                      Rebecca D. Gamzon*
                                 -----------------------------------------------
                                 Rebecca D. Gamzon, individually
                                 formerly Rebecca B. Danziger


                                      Matthew L. Ernst*
                                 -----------------------------------------------
                                 Matthew L. Ernst, individually


                                 B. BROS. REALTY LIMITED
                                 PARTNERSHIP

                                 By   John L. Ernst*
                                   ---------------------------------------------
                                       John L. Ernst,
                                       General Partner


                                      Margot P. Ernst*
                                 -----------------------------------------------
                                 Margot P. Ernst, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto


                                       Alexandra Ernst*
                                 -----------------------------------------------
                                 Alexandra Ernst, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto

                                      David M. Danziger*
                                 -----------------------------------------------
                                 David M. Danziger, individually


                                      Edgar M. Cullman III*
                                 -----------------------------------------------
                                 Edgar M. Cullman III


                                      Caroline B. Sicher*
                                 -----------------------------------------------
                                 Caroline B. Sicher


                                 By: /s/ John L. Ernst
                                 -----------------------------------------------
                                 John L. Ernst
                                 Attorney-in-Fact

                                                             Page 24 of 36 Pages

General Cigar Holdings, Inc.
Schedule 13D                                                          Insert 1--Item 2. Identity and Background and
                                                                                        Item 5. Interest in Securities of the Issuer
                                                                                                    (4)
                                                    (3)                                          (Item 5)
                                                                      --------------------------------------------------------------
                                           Present principal occu-
                                           pation or employment and        Number of shares   Total number of
                                           the name, principal busi-       of Issuer's Class   shares of the
                                           ness and address of any         B Common Stock     Issuer's Class B
  (1)                     (2)              corporation or other            acquired or        Common Stock (par    Percentage of
Name                   Residence           organization in which such      disposed of since  value $0.01) owned   Class B Common
(Item 2(a)             Address             employment is conducted.        April 1997         on the date hereof      Stock.
and 5)                 (Item 2(b))         (Item 2(c))                           (i)                (ii)               (iii)
- ------------------------------------------------------------------------------------------------------------------------------------
1.  Edgar M. Cullman   2 E. 70th St.       Chairman of the Board                                   494,071            2.46
    ("EMC")            New York, N.Y.      General Cigar Holdings, Inc.
                                           378 Park Avenue
                                           So. New York, N.Y.

2.  Edgar M. Cullman,  770 Park Avenue     President                                              539,252             2.68
    Jr. ("EMC, Jr.")   New York, N.Y.      General Cigar Holdings, Inc.
                                           387 Park Avenue So.
                                           New York, N.Y.

3.  Elissa F. Cullman  770 Park Avenue     Interior Decorator                                      75,574              .38
    ("EFC")            New York, New
                       York

4.  Louise B.          2 E. 70th St.       Housewife                                              459,716             2.29
    Cullman ("LBC")    New York, N.Y.

5.  Susan R. Cullman   2830 Foxhall Rd.    Director                                               390,165             1.94
    ("SRC")            NW
                       Washington, D.C.

6.  Lucy C. Danziger   2 E. 73rd St.       Housewife                                              363,834             1.81
    ("LCD")            New York, N.Y.


                                                                                                    (4)          Page 25 of 36 Pages
                                                                      --------------------------------------------------------------
        (1)                   (2)                (3)                          (i)                 (ii)               (iii)
    ---------------    ----------------    -------------------        --------------------------------------------------------------
7.  Frederick M.       2 E. 73rd St.       President & CEO                                         73,538              .37
    Danziger           New York, N.Y.      Griffin Land and
    ("FMD")                                Nurseries, Inc.

8.  David M. Danziger  115 Central Park    Executive Vice President                               184,704              .92
    ("DMD")            West                General Cigar Holdings, Inc.
                       NY, NY 10023

9.  Rebecca D. Gamzon  1165 Park Ave       Housewife                                              137,572              .68
    ("RDG")            Apt. 15A
                       New York, N.Y.

10. John L. Ernst      860 U.N. Towers     Chairman & President                                    26,673              .13
    ("JLE")            New York, N.Y.      Bloomingdale Properties,
                                           Inc.*
                                           (Investments)
                                           641 Lexington Avenue
                                           New York, N.Y.

11. Alexandra Ernst    120 Bis Blvd.       Writer                                                   6,881              .03
    ("AE")             Montpamesse
                       75014 Paris,
                       France

12. LCD, EMC, Jr. and
    SRC,
    Trustees
    u/w/o Joseph F.
    Cullman, Jr.
    f/b/o/:
      EMC                                                                                         339,854             1.69

13. Carolyn S.         P.O. Box 4708       Housewife                                              106,062              .53
    Fabrici ("CSF")    42630 N. 54th St.
                       Cave Creek, AZ
                       85331

                                                                                                    (4)          Page 26 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
14. EMC, Jr. Custodian
    f/b/o:
    Edgar M. Cullman III,                                                                           0
      a minor ("EMC III")
    Samuel B. Cullman,                                                                             32,995              .16
      a minor ("SBC")
    Georgina D. Cullman,                                                                           34,577              .17
      a minor ("GDC")

15. Caroline B. Sicher,      2830 Foxhall  Student
    ("CBS")                  Rd., NW
                             Washington, DC                                                        95,233              .47

16. EMC and LBC, Trustees
    u/i/o LBC (12/16/43)*
    f/b/o: (24,709)
         LCD                                                                                       98,976              .49

17. EMC, LBC and SRC,
    Trustees
    u/i/o Samuel J.
    Bloomingdale ("SJB") and
    Rita G. Bloomingdale
    ("RGB") (1/10/50)*(15,884)
    f/b/o:
      SRC                                                                                         226,190             1.13

18. EMC, LBC and SRC,
    Trustees (15,885)
    u/i/o EMC and LBC
    (3/21/50)*
    f/b/o:
         SRC                                                                                       83,194              .41

19. EMC, LBC and LCD
    Trustees (15,980)
    u/i/o SJB (12/21/50)*
    f/b/o:
         LCD                                                                                      129,775              .65

                                                                                                    (4)          Page 27 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
20. EMC, LBC and EMC, Jr.
    Trustees (15,981)
    u/i/o SJB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                 111,165              .55

21. EMC, LBC and SRC
    Trustees (15,982)
    u/i/o SJB (12/21/50)*
    f/b/o:
         SRC                                                                                      115,584              .58

22. EMC, LBC and LCD
    Trustees (16,010)
    u/i/o RGB (12/21/50)*
    f/b/o:
         LCD                                                                                       24,086              .12

23. EMC, LBC and EMC, Jr.
    Trustees (16,011)
    u/i/o RGB (12/21/50)*
    f/b/o:
         EMC, Jr.                                                                                  44,340              .22

24. EMC, LBC and SRC
    Trustees (16,012)
    u/i/o RGB (12/21/50)*
    f/b/o:
         SRC                                                                                       52,635              .26

25. EMC, LBC and LCD
    Trustees (16,175)
    u/i/o RGB (6/14/51)*
    f/b/o:
         LCD                                                                                      171,234              .85

26. EMC, LBC and EMC, Jr.
    Trustees (16,176)
    u/i/o RGB (6/14/51)*
    f/b/o:
         EMC, Jr.                                                                                 178,667              .89

                                                                                                    (4)          Page 28 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
27. EMC, LBC and SRC
    Trustees u/i/o RGB
    (6/14/51)*(16,177)
    f/b/o:
         SRC                                                                                      178,222              .89

28. LBC, Margot P. Ernst
    ("MPE"), AE and JLE,
    Trustees (16,441)
    u/i/o Susan B. Ernst
    ("SBE") (4/9/52)*
    f/b/o:
         Descendants of JLE                                                                        19,400              .10

29. LBC, JLE, AE and CSF,
    Trustees (16,442)
    u/i/o SBE (4/9/52)*
    f/b/o:
         Descendants of CSF                                                                        17,088              .09

30. EMC, LCD, EMC, Jr. and
    SRC Trustees
    u/i/o LBC (1/6/53)*
    f/b/o:
    Descendants of LCD (26,375)                                                                    46,233              .23
    Descendants of EMC, Jr. (16,714)                                                              186,481              .86
    Descendants of SRC                                                                            116,847              .58

31. LBC, MPE, AE and
    JLE, Trustees (16,715)
    u/i/o SBE (1/6/53)*
    f/b/o:
       Descendants of JLE                                                                          11,469              .06

32. LBC, JLE, AE and CSF
    Trustees (16,916)
    u/i/o SBE (1/6/53)*
    f/b/o:
      Descendants of CSF                                                                           52,017              .26

                                                                                                    (4)          Page 29 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
33. EMC, LCD, EMC, Jr. and
    SRC
    Trustees
    u/i/o LBC (6/30/54)*
    f/b/o:
    Descendants of LCD (26,376)                                                                   115,335               .57
    Descendants of EMC, Jr. (17,248)                                                              223,620              1.10
    Descendants of SRC (17,249)                                                                   159,498               .79

34. LBC, CSF, AE and JLE,
      Trustees (15,985)
    u/i/o SJB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                          17,666              .09

35. LBC, CSF, AE and JLE
    Trustees (16,015)
    u/i/o RGB (12/21/50)*
    f/b/o:
         Dorothy P. Ernst                                                                          17,666              .09

36. LBC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o EMC (3/23/55)*
    f/b/o/:
    Descendants of LCD (26,812)                                                                    48,145              .24
    Descendants of EMC, Jr. (17,423)                                                               71,164              .35
    Descendants of SRC                                                                             63,127              .31

37. EMC, LCD, EMC, Jr. and
      SRC Trustees
    u/i/o LBC (3/23/55)*
    f/b/o:
    Descendants of LCD (26,374)                                                                    31,118              .15
    Descendants of EMC, Jr. (17,449)                                                               54,787              .27
    Descendants of SRC                                                                             60,459              .30

38. EMC, LBC, EMC, Jr. and
      LCD Trustees (26,372)
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of LCD                                                                          108,471              .54

                                                                                                    (4)          Page 30 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
39. EMC, LBC, LCD and EMC,
    Jr. Trustees (17,593)
    u/i/o SJB (8/2/55)*
    f/b/o:
    Descendants of EMC, Jr.                                                                       167,250              .83

40. EMC, LBC, LCD and SRC
    Trustees (17,595)
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of SRC                                                                          168,762              .83

41. LBC, MPE, AE and JLE
    Trustees (17,596)
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of JLE                                                                           14,199              .07

42. EMC, LBC, CSF, AE and
      JLE
    Trustees (17,597)
    u/i/o SJB (8/2/55)*
    f/b/o:
      Descendants of CSF                                                                           15,675              .08

43. EMC, LBC and LCD,
      Trustees (26,373)
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of LCD                                                                           85,479              .43

44. EMC, LBC and EMC, Jr.,
    Trustees (47,885)
    u/w/o RGB (2/29/56)*
    f/b/o:
    Descendants of EMC, Jr.                                                                        90,387              .45

45. EMC, LBC and SRC,
    Trustees (17,886)
    u/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of SRC                                                                           76,419              .38

                                                                                                    (4)          Page 31 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
46. EMC, LBC, CSF,
      AE and JLE,
      Trustees
    u/w/o RGB (17,882)
    (2/29/56)*
    f/b/o:
      Descendants of
      JLE                                                                                         173,990              .87

47. EMC, LBC, JLE and
      CSF, Trustees
    u/w/o RGB
    (2/29/56)*
    f/b/o:
      Descendants of
      CSF                                                                                         173,990              .87

48. Samuel J. Bloomingdale   Charitable                                                            87,319              .43
    Foundation, Inc.*        Foundation
      EMC, Chairman &
      Dir. LBC, President
      & Dir. EMC, Jr.,
      Treas. & Dir. LCD,
      Secretary

49. Richard C. Ernst         Charitable                                                            53,560              .27
    and Susan B. Ernst       Foundation
    Foundation, Inc.*
      JLE, Pres. & Dir.
      MPE, Vice Pres. &
      Dir. AE, Treas. &
      Dir. John Fletcher
      III, Secy.

50. EMC, LBC and EMC, Jr.,
    Trustees
    u/w/o F.W. Cullman
    (7/23/59)*
    f/b/o:
         LCD (70,036)                                                                              77,441              .39
         EMC, Jr. (70,037)                                                                         61,215              .30
         SRC (70,038)                                                                              88,973              .44

51. EMC, LCD and FMD,
    Trustees (70,204)
    u/i/o SJB (4/15/66)*
    f/b/o:
         DMD                                                                                       55,676              .28


                                                                                                    (4)          Page 32 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
52. FMD, LCD and EMC, Jr.,
    u/i/o EMC (12/26/72)*
    f/b/o:
         LCD and DMD (36,881)                                                                      79,131              .39
         LCD and RDG (36,882)                                                                      80,020              .40

53. FMD, LCD, SRC and
    EMC, Jr.
    Trustees
    u/i/o EMC (12/23/76)*
    f/b/o:
         DMD (44,387)                                                                              71,129              .35
         RDG (44,386)                                                                              72,018              .36

54. FMD, SRC, EMC, Jr.,
    and JLE, Trustees
    u/i/o LCD (12/25/76)*
    f/b/o:
         DMD (44,380)                                                                              14,225              .07
         RDG (44,379)                                                                              14,225              .07

55. Richard M. Danziger and
    FMD, Trustees
    u/i/o LCD (12/24/69)*
    f/b/o:
         RDG (28,348)                                                                             101,358              .50

56. LBC, MPE, AE and JLE,
    Trustees
    u/i/o RGB (6/14/51)*
    f/b/o:
         JLE (16,178)                                                                              13,696              .07

57. LCD, SRC, JLE and
    Elissa Cullman, Trustees,
    u/i/o EMC, Jr.
    (12/25/76)*
    f/b/o:
         EMC III (44,382)                                                                          32,008              .16
         SBC (44,383)                                                                              32,008              .16


                                                                                                    (4)          Page 33 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
58. EMC, Jr., SRC, LCD and
    Elissa Cullman, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         EMC III (44,388)                                                                          90,689              .45
         SBC (44,389)                                                                              90,689              .45

59. EMC, Jr., SRC, LCD and
      FMD
    Trustees (44,391)
    u/i/o EMC (12/23/76)*
    f/b/o:
         GDC                                                                                       88,911              .44

60. LCD, EMC, Jr., John
    Sicher and JLE, Trustees,
    u/i/o SRC (12/25/76)*
    f/b/o:
         CBS (44,381)                                                                              62,237              .31

61. EMC, Jr., LCD, SRC and
    John Sicher, Trustees,
    u/i/o EMC (12/23/76)*
    f/b/o:
         CBS (44,390)                                                                              71,129              .35

62. FMD and R.M. Danziger,
    Trustees (45,086)
    u/i/o Elsie B. Paskus
    f/b/o:
         R.M. Danziger                                                                             13,336              .07

63. FMD and R.M. Danziger
    Trustees (45,087)
    u/i/o Elsie B. Paskus
    f/b/o:
         FMD                                                                                        6,223              .03

64. B. Bros. Realty Limited  Investments                                                        1,039,338             5.17
      Partnership*
    JLE, General Partner
    LCD, General Partner


                                                                                                    (4)          Page 34 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
65. EMC, EMC, Jr.
    SRC and                                                                                           898                0
    Richard W. Dammann,
    Executors of the
    Estate of
    Justus Heijmans

66. JLE, FMD and Roger
    Bloom ("RB"),
    Trustees (51,115)
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RBG (11/27/31)*
    f/b/o:
         Descendants of JLE                                                                        33,155              .17

67. LBC, JLE, AE and CSF,
    Trustees (15,984)
    u/i/o SJB (12/21/50)*
    f/b/o:
         CSF                                                                                        6,735              .03

68. LBC, JLE, AE and CSF
    Trustees (16,179)
    u/i/o RGB (6/14/51)*
    f/b/o:
         CSF                                                                                        6,223              .03

69. JLE, EMC, Jr. and Roger
    Bloom, Trustees (51,117)
    u/a/o SBE (4/19/81)
    u/w/o SBE Appointment
    u/i/o RGB (11/27/31)*
    f/b/o:
         Descendants of CSF                                                                         8,891              .04

70. Matthew L. Ernst         27 Howard Street  Artist                                               5,556              .03
                             New York, N.Y.

71. JLE, MPE, CSF, FMD
    and EMC, Jr.,
    Trustees (67,905)
    u/c/o/w Richard C. Ernst,
    (6/19/84)
    f/b/o:
      Benjamin C. Stewart                                                                          26,655              .13

                                                                                                    (4)          Page 35 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------
72. JLE, as Custodian
    f/b/o:
      Jessica P. Ernst
      a minor ("JPE")                                                                               5,556              .03

73. Charitable Trust created
    by Justus Heijmans,*
    EMC and EMC, Jr.,
    Trustees                                                                                          889                0

74. LBC, JLE, MPE and AE,
    Trustee (16,013)
    u/i/o RGB (12/21/50)*
    f/b/o:
      JLE                                                                                           4,890              .02

75. JLE, as Guardian
    f/b/o:
      DPE                                                                                          11,909              .06

76. JLE, LBC, EMC, CSF and
    AE, Trustees (65,189)
    u/c/w/o RGB (2/29/56)*
    f/b/o:
      Descendants of JLE                                                                           21,098              .11

77. Chemical Bank and LBC,
    Trustees (13,072)
    u/i/o RGB (11/27/31)*
    f/b/o:
      LBC                                                                                         133,367              .66

78. Louise B. & Edgar M.     Charitable                                                            28,451              .14
    Cullman Foundation,      Foundation
    Inc.*
    EMC, Chairman of the
    Board
    SRC, President
    LBC, Vice President
    EMC, Jr., Treasurer
    LCD, Secretary

79. Edgar M. Cullman, III    770 Park Avenue   Student
    (EMC,III)                New York, NY                                                          83,550              .42

                                                                                                    (4)          Page 36 of 36 Pages
                                                                      --------------------------------------------------------------
       (1)                      (2)                (3)                          (i)                 (ii)               (iii)
    ---------                ----------    -------------------        --------------------------------------------------------------


                                                                                TOTAL           9,935,888            49.46


* Business Address:  641 Lexington Avenue, New York, NY  10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons whose signature appears below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to (a) the Class A Common Stock, par value $0.01 per share, of General Cigar Holdings, Inc., a Delaware corporation (the "Class A 13D"), and (b) the Class B Common Stock, par value $0.01 per share, of General Cigar Holdings, Inc. (the "Class B 13D"), and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            In addition, each of the persons whose signature appears below constitutes and appoints John L. Ernst as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign the Class A 13D, the Class B 13D and any and all amendments to the Class A 13D and the Class B 13D, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Dated: September 5, 1997


                                       /s/ Edgar M. Cullman
                                  ----------------------------------------------
                                  Edgar M. Cullman, individually and as
                                  Trustee of the Trusts of which he is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ Louise B. Cullman
                                  ----------------------------------------------
                                  Louise B. Cullman, individually and as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ Susan R. Cullman
                                  ----------------------------------------------
                                  Susan R. Cullman, individually, as
                                  Custodian and as Trustee of the Trusts of
                                  which she is a Trustee as indicated on
                                  Insert 1 hereto


                                       /s/ Edgar M. Cullman, Jr.
                                  ----------------------------------------------
                                  Edgar M. Cullman, Jr., individually, as
                                  Custodian and as Trustee of the Trusts of
                                  which he is a Trustee as indicated on
                                  Insert 1 hereto


                                        /s/ Lucy C. Danziger
                                  ----------------------------------------------
                                  Lucy C. Danziger, individually and as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ John L. Ernst
                                  ----------------------------------------------
                                  John L. Ernst, individually and as Trustee
                                  of the Trusts of which he is a Trustee, as
                                  Custodian and as Guardian, all as indicated
                                  on Insert 1 hereto

                                       /s/ Carolyn S. Fabrici
                                  ----------------------------------------------
                                  Carolyn S. Fabrici, individually and as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto


                                      /s/  Frederick M. Danziger
                                  ----------------------------------------------
                                  Frederick M. Danziger, individually and
                                  as Trustee of the Trusts of which he is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ Elissa F. Cullman
                                  ----------------------------------------------
                                  Elissa F. Cullman, individually and as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ Rebecca D. Gamzon
                                  ----------------------------------------------
                                  Rebecca D. Gamzon, individually
                                  formerly Rebecca B. Danziger


                                       /s/ Matthew L. Ernst
                                  ----------------------------------------------
                                  Matthew L. Ernst, individually


                                  B. BROS. REALTY LIMITED
                                  PARTNERSHIP

                                  By   /s/ John L. Ernst
                                    --------------------------------------------
                                  John L. Ernst,
                                  General Partner


                                       /s/ Margot P. Ernst
                                  ----------------------------------------------
                                  Margot P. Ernst, not individually but as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto

                                       /s/ Alexandra Ernst
                                  ----------------------------------------------
                                  Alexandra Ernst, individually and as
                                  Trustee of the Trusts of which she is a
                                  Trustee as indicated on Insert 1 hereto


                                       /s/ David M. Danziger
                                  ----------------------------------------------
                                  David M. Danziger, individually


                                       /s/ Edgar M. Cullman III
                                  ----------------------------------------------
                                  Edgar M. Cullman III


                                       /s/ Caroline B. Sicher
                                  ----------------------------------------------
                                  Caroline B. Sicher

                                   EXHIBIT 2

                          AGREEMENT AND PLAN OF MERGER

                                       OF

                               CULBRO CORPORATION
                            (a New York Corporation)

                                      INTO

                          GENERAL CIGAR HOLDINGS, INC.
                            (a Delaware corporation)

            AGREEMENT AND PLAN OF MERGER (this "Agreement"), entered into as of this 27th day of February, 1997, made by and between Culbro Corporation, a New York corporation ("Culbro"), and General Cigar Holdings, Inc., a Delaware corporation ("Holdings").

            WHEREAS, Holdings is in the process of consummating an initial public offering of Class A Common Stock (the "Offering"). Immediately following the Offering, Holdings will have 6,000,000 outstanding shares of Class A Common Stock, par value $0.01 per share, and 20,087,182 outstanding shares of Class B Common Stock, par value $0.01 per share.

            WHEREAS, Culbro has 4,518,472 shares of common stock outstanding and 385,514 shares of common stock issuable upon the exercise of outstanding options as of the date of this Agreement.

            WHEREAS, the Board of Directors of Culbro and Holdings, respectively, deem it advisable and generally to the advantage and welfare of the two corporate parties and their respective shareholders that Culbro merge with Holdings under and pursuant to the provisions of the Business Corporation Law of the State of New York and of the General Corporation Law of the State of Delaware (the "Merger").

            NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and of the mutual benefits hereby provided, it is agreed by and between the parties hereto as follows:

            1. MERGER. Culbro shall be merged into Holdings effective as of the Effective Time (as defined below).

            2. EFFECTIVE TIME. The Effective Time shall be a date mutually agreed to by the parties (the "Effective Time"), which date shall be as soon as practicable following the satisfaction of the following conditions: (i) the completion of the Distribution (as defined in the Distribution Agreement between Culbro and Culbro Land Resources, Inc. ("CLR")); and (ii) the approval of the Merger by the shareholders of Culbro, provided that in no event shall the Effective Time occur earlier than 180 days after the consummation of the Offering without the consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). At the Effective

Time, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretaries of State of the State of New York and the State of Delaware, the forms of which are attached hereto as Exhibits A and B.

            3. SURVIVING CORPORATION. Holdings shall survive the Merger herein contemplated and shall continue to be governed by the laws of the State of Delaware, but the separate corporate existence of Culbro shall cease forthwith upon the occurrence of the Effective Time.

            4. AUTHORIZED CAPITAL. The authorized capital stock of Holdings following the Effective Time shall be 50,000,000 shares of Class A Common Stock, par value $0.01 per share, 25,000,000 shares of Class B Common Stock, par value $0.01 per share and 20,000,000 shares of Preferred Stock, par value $0.01 per share, unless and until the same shall be changed in accordance with the laws of the State of Delaware.

            5. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Holdings as it exists at the Effective Time shall be the Certificate of Incorporation of Holdings following the Effective Time unless and until the same shall be amended or repealed in accordance with the provisions thereof, which power to amend or repeal is hereby expressly reserved and all rights or powers of whatsoever nature conferred in such Certificate of Incorporation or herein upon any stockholder or director or officer of Holdings or upon any other persons whomsoever are subject to the reserved power.

            6. BYLAWS. The Bylaws of Holdings as they exist at the Effective Time shall be the Bylaws of Holdings following the Effective Time unless and until the same shall be amended or repealed in accordance with the provisions thereof.

            7. BOARD OF DIRECTORS AND OFFICERS. The members of the Board of Directors and the officers of Holdings immediately after the Effective Time shall be those persons who were the members of the Board of Directors and the officers, respectively, of Holdings immediately prior to the Effective Time, and such persons shall serve in such offices, respectively, for the terms provided by law or in the Bylaws, or until their respective successors are elected and qualified.

            8. FURTHER ASSURANCE OF TITLE. If at any time Holdings shall consider or be advised that any acknowledgements or assurances in law or other similar actions are necessary or desirable in order to acknowledge or confirm in and to Holdings any right, title, or interest of Culbro held immediately prior to the Effective Time, Culbro and its proper officers and directors shall and will execute and deliver all such acknowledgements or assurances in law and do all things necessary or proper to acknowledge or confirm such right, title, or interest in the proper officers and directors thereof are fully authorized to take any and all such action in the name of Culbro or otherwise.

            9. CONVERSION OF HOLDINGS CLASS A COMMON STOCK. Each share of Class A Common Stock, par value $0.01 per share, of Holdings issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, remain an issued and outstanding share of Class A Common Stock, par value $0.01 per share, of Holdings immediately following the Merger.

            10. CONVERSION OF OUTSTANDING STOCK OF CULBRO. Forthwith upon the occurrence of the Effective Time, each issued and outstanding share of common stock, par value $1.00 per share, of Culbro and all rights in respect thereof shall be converted into 4.44557 fully paid and nonassessable shares of Class B Common Stock of Holdings, and each certificate nominally representing shares of common stock of Culbro shall for all purposes be deemed to evidence the ownership of 4.44557 shares of Class B Common Stock of Holdings for each such share of common stock of Culbro. The holders of such certificates shall not be required immediately to surrender the same in exchange for certificates of Class B Common Stock of Holdings, but, as certificates nominally representing shares of common stock of Culbro are surrendered for transfer, Holdings will cause to be issued certificates representing shares of Class B Common Stock of Holdings, and, at any time upon surrender by any holder of certificates nominally representing shares of common stock of Culbro, Holdings will cause to be issued therefor certificates for a number of shares of Class B Common Stock of Holdings equal to the product of

      (i) 4.44557, multiplied by

      (ii) the number of shares of common stock of Culbro represented by the certificate delivered for exchange;

provided that all shares of Class B Common Stock shall be subject to conversion to shares of Class A Common Stock upon transfer (other than to Permitted Transferees, as defined in the Holdings Certificate of Incorporation), in accordance with the Holdings Certificate of Incorporation, and holders of shares of Culbro common stock transferred after the Merger (other than to Permitted Transferees) will receive certificates for shares of Class A Common Stock in lieu of Class B Common Stock.

            11. CONVERSION OF OUTSTANDING STOCK OPTIONS OF CULBRO. Forthwith upon the occurrence of the Effective Time, each outstanding option to acquire
4.44557 shares of Class A Common Stock of Holdings, and the per share exercise price of each such outstanding option to acquire Culbro common stock shall be reformed as a number equal to the quotient of

      (i) the exercise price per share of the option, divided by

      (ii) 4.44557.

Other terms of each outstanding option shall be adjusted as necessary to reflect the consummation of the Merger, provided that, following the Merger, the option shall provide the option holder with, in the aggregate, substantially identical economic benefits as were provided prior to the Merger.

      12. ADJUSTMENT OF SHARES OF HOLDINGS ISSUED TO CULBRO. If any outstanding Culbro stock option is exercised after the date of this Agreement, but prior too the Effective Time, Culbro will pay to Holdings the amount of the exercise price received with respect to such Culbro option, and in exchange therefor, Holdings will issue 4.44557 shares of Class B Common Stock of Holdings to Culbro for each share of common stock of Culbro issued by Culbro upon the exercise of such Culbro stock option.

      13. RIGHTS AND LIABILITIES OF HOLDINGS. At and after the Effective Time, Holdings shall succeed to and possess, without further act or deed, all of the estate, rights, privileges, powers and franchises, both public and private, and all of the property, real, personal, and mixed, of each of the parties hereto; all debts due to Culbro or whatever account shall be vested in Holdings; all claims, demands, property, rights, privileges, powers, and franchises and every other interest of either of the parties hereto shall be as effectively the property of Holdings as they were of the respective parties hereto; the title to any real estate vested by deed or otherwise in Culbro shall not revert or be in any way impaired by reason of the merger, but shall be vested in Holdings; all rights of creditors and all liens upon any property of either of the parties hereto shall be preserved unimpaired, limited in lien to the property affect by such lien at the Effective Time; all debts, liabilities, and duties of the respective parties hereto shall thenceforth attach to Holdings and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by it; and Holdings shall indemnify and hold harmless the officers and directors of each of the parties hereto against all such debts, liabilities and duties and against all claims and demands arising out of the merger.

      14. SERVICE OF PROCESS ON HOLDINGS. Holdings agrees that it may be served with process in the State of New York in any proceeding for enforcement of any obligations of Culbro as well as for the enforcement of any obligation of Holdings arising from the merger, including any suit or other proceeding to enforce the right of any shareholder as determined in appraisal proceedings pursuant to the provisions of Section 907(e)(2)(E) of the New York Business Corporation Law. Holdings hereby irrevocably appoints the Secretary of State of the State of New York as its agent to accept service of process in any proceeding referred to in the preceding sentence.

      15. EXPENSES AND RIGHT OF DISSENTING SHAREHOLDERS. Notwithstanding anything to the contrary in this Agreement, shares of Culbro common stock (the "Dissenting Shares") issued and outstanding immediately prior to the Effective Time that are held by holders (if any) that have not voted in favor of the Merger or consented thereto in writing and that have demanded appraisal rights with respect to their shares of common stock of Culbro in accordance with the applicable provisions of New York law and, as of the Effective Time, shall not have failed to perfect (or shall not have effectively withdrawn or lost) their rights to appraisal and payment under applicable provisions of New York law shall not be converted into the right to receive Class B Common Stock of Holdings, but holders of Dissenting Shares shall be entitled to receive a cash payment in the amount of the appraised value of such shares (the "Appraised Share Value") in accordance with the provisions of applicable New York law, except that any Dissenting Shares held by a holder that has failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment under applicable provisions of New York law shall be converted into the right to receive Class B Common Stock of Holdings. Culbro shall give Holdings (i) prompt notice of any written demands for appraisal of any shares, attempted withdrawals of such demands, and any other instruments served pursuant to the applicable New York law received by Culbro relating to stockholders' rights of appraisal, and
(ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the applicable New York law. Culbro shall not, except with the prior written consent of Holdings, voluntarily make any payment with respect to any demands for appraisals of capital stock of Culbro, offer to settle or settle any such demands or approve any withdrawal of any such demands. None of the shares of common stock that would have been issued pursuant to Paragraph 10 of this Agreement in exchange for Dissenting Shares if such Dissenting Shares had been converted into Class B Common Stock of Holdings will be issued to any holder of Culbro common stock or any other person or entity. Holdings shall pay all expenses of carrying this Agreement into effect and of accomplishing the Merger, including amounts, if any, to which dissenting shareholders of Culbro may be entitled by reason of this Merger.

      16. TERMINATION. This Agreement may be terminated by Culbro or Holdings if the conditions set forth in Paragraph 2 of this Agreement, determining the Effective Time of the Merger, are not satisfied prior to January 1, 1998.

      17. GOVERNING LAW. This Agreement shall be administered, interpreted and enforced under the internal laws of the State of New York without regard to conflicts of laws thereof.

                            [signature page follows]

            IN WITNESS WHEREOF each of the corporate parties hereto, pursuant to authority granted by the Board of Directors, has caused this Agreement to be executed by its Vice President and attested by its Secretary and its corporate seal to be hereunto affixed.


ATTEST:           CULBRO CORPORATION


                           BY: /s/ Anthony Galici
- ----------------------         -------------------------
Secretary                      Anthony Galici
                               Vice President

Corporate Seal


ATTEST:                    GENERAL CIGAR HOLDINGS, INC.


                            BY /s/ Joseph C. Aird
- ----------------------         -------------------------
Secretary                      Joseph C. Aird
                               Senior Vice President

Corporate Seal